October 16, 2023

VIA E-MAIL AND EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Attention: Robert Shapiro and Douglas Jones

Re: Dine Brands Global, Inc.

Form 10-K for Fiscal Year Ended December 31, 2022

Filed March 1, 2023

Form 10-Q for the Fiscal Quarter Ended June 30, 2023

Filed August 3, 2023

File No. 001-15283

Dear Mr. Shapiro and Mr. Jones,

On behalf of Dine Brands Global, Inc. (the “Company”), this letter sets forth the Company’s responses to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”) dated September 18, 2023, related to the Company’s Form 10-K for the fiscal year ended December 31, 2022 (the “2022 10-K”), filed by the Company on March 1, 2023, and the Company’s Form 10-Q for the fiscal quarter ended June 30, 2023, filed August 3, 2023 (the “2Q 10-Q”) (Commission File No. 001- 15283).

For your convenience, we have included the comments of the Staff below in bold with the Company’s corresponding response following the bolded comment.

Form 10-K for Fiscal Year Ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Events Impacting Comparability of Financial Information, page 32

1.

Your CFO discussed in your earnings call for the fourth quarter of 2022 that “Applebee’s and IHOP experienced 18% and 21% inflation for the year, respectively” and your IHOP franchisees “continue to deal with more elevated inflationary pressures.” It appears from earnings calls regarding fiscal 2023 results inflation continues to impact these franchises, including development activity. However, there were not disclosures in your 2022 Form 10-K or 2023 Form 10-Q’s regarding these inflation impacts. To the extent material, please disclose in your annual and interim period filings the impact of inflationary pressures on food costs and restaurant development for Applebee’s and IHOP franchises. Also, discuss actions taken or planned to mitigate inflationary pressures. Refer to Item 303(b)(2)(i) and (ii) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company has not discussed inflationary impacts on the Company in the 2022 10-K or 2023 Form 10-Q’s because these recent inflationary pressures have not materially impacted the Company’s results of operations or financial condition and are not currently expected to have a material impact on the Company. We would like to provide further context surrounding the CFO’s commentary highlighted by the Staff.

Although the effect of higher inflation is inherently difficult to assess, the Company performed an analysis at the end of fiscal year 2022 in order to make a good faith estimate of the impact of such pressures on Applebee’s and IHOP franchisees. The Company shared certain details from this analysis on the Company’s earnings call for the fourth quarter of 2022, including the statements quoted in the Staff’s comment, to provide an estimate to interested investors of the inflationary pressures facing Applebee’s and IHOP franchisees. These statements were shared for informational purposes only and not to indicate that such impacts are material to the Company.

Inflationary costs, to the extent they impact franchisees, only indirectly impact the Company due to the risk allocation inherent in the franchising business model. The Company is entitled to royalties and advertising fees based on a percentage of the franchisee’s gross sales as defined in the franchise agreement. Although rising food costs may impact profits realized by franchisees or cause franchisees to raise menu pricing, the revenues to the Company have not been materially impacted as a result.

The Company also receives franchise and development fees over the term of a franchise agreement commencing with the restaurant opening date. Decisions from franchisees on restaurant development are driven by a multitude of factors, such as customer demand, construction costs, availability and costs of development sites, availability of financing, competition, labor markets, changes in applicable laws and regulations and general economic conditions. Although inflation may impact several of these factors, the Company does not believe that the existing level of fluctuation in franchisee’s development decisions has a material impact on our current financials given the size of the Company’s portfolio.

In future annual and interim filings, to the extent that inflationary pressures do have a material impact, the Company will expand its disclosures to identify the principal factors contributing to the inflationary pressures and any actions planned or taken to mitigate those inflationary pressures and the resulting impact on its results of operations or financial condition.

Liquidity and Capital Resources of the Company

Cash Flows

Operating Activities, page 48

2.

Your analysis refers to noncash items, accrued employee incentive compensation and marketing accruals in the explanation of the decrease in cash provided by operating activities in fiscal 2022 compared to fiscal 2021. Note references to these items may not provide a sufficient basis to understand how operating cash actually was affected between periods without further context, particularly in regard to noncash items that do not appear to affect cash. Please refer to the introductory paragraph of section IV.B and B.1 of Release No. 33-8350 for guidance on the analysis of operating cash flows and revise your disclosure as appropriate. Also, discuss the reason for the cited difference in timing of payments of advertising that affected operating cash in each period. Further, you cite a decrease in income taxes paid, but it does not appear to be a primary driver in the change in your operating cash flows between the noted periods. Please ensure to discuss all material items that affected operating cash flows from period to period, including material changes within operating cash flows that offset one another. Refer to Item 303(b) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms that the Company has reviewed the guidance set forth in the introductory paragraph of Section IV.B and paragraph B.1 of Release No. 33-8350. In future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2023, the Company will enhance its disclosures as appropriate within the “Liquidity and Capital Resources” section of MD&A, to include further information regarding the material changes that impacted operating cash from period to period, including discussion of variance factors.

The Company proposes to eliminate the table historically provided under the heading “Operating Activities” within the “Liquidity and Capital Resources” section of MD&A and intends to revise this disclosure to reflect a more narrative format manner similar to the following revised discussion of operating activities for the year ended December 31, 2022:

Operating Activities

Cash provided by operating activities is primarily driven by revenues earned and collected from our franchisees, and profit from our rental operations, financing operations and our company-owned restaurants. Cash provided by operating activities decreased to $89.3 million in 2022 from $195.8 million in 2021.

This decrease of $106.5 million reflected an increase in advertising and marketing spend in 2022, an increase in payment for incentive compensation for the 2021 fiscal year paid in 2022 and higher G&A disbursements, as discussed in preceding G&A expenses section of this MD&A. The increase in advertising and marketing in 2022 was due to the suppressed advertising and marketing spend in 2021 in connection with the ongoing effects of the COVID-19 pandemic. These increased operating costs in 2022 were partially offset by a decrease in income taxes paid in 2022 from the utilization of overpayment carryforwards at various tax jurisdictions.

Form 10-Q for Fiscal Quarter Ended June 30, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Three and Six Months Ended June 30, 2023 and 2022

Franchise Operations, page 33

3.

During your earnings call for the second quarter of 2023, the CFO stated that due to underperforming restaurants you are “now expecting 25 to 35 net fewer Applebee’s locations in 2023, down from 10 to 20 net fewer locations previously expected.” Please disclose if this change in Applebee’s restaurant development activities is a known trend or uncertainty that is reasonably likely to have a material impact on franchise fee revenue and income from operations in fiscal year 2023. Additionally, clarify for us and disclose to the extent material the impact on Applebee’s franchise fee revenue and expenses regarding the refranchising of 69 Applebee’s company-operated restaurants in October 2022 as well as the net decrease of 17 in Applebee’s locations during the first six months of 2023. Refer to the instructions to Item 303(c) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has addressed each point below.

Reduction in Restaurant Development Activity Target for Applebee’s Franchisees

As of June 30, 2023, there were 1,661 restaurants operated by Applebee’s franchisees. The fifteen net fewer Applebee’s locations discussed is less than one percent of the total number of Applebee’s restaurants. As such, the Company does not believe that the reduced guidance on domestic development activity for Applebee’s restaurants is reasonably likely to have a material impact on franchise fee revenue and income from operations in fiscal year 2023. The Company reduced this guidance in an effort to be transparent to investors when it became clear that its forecasted restaurant closures underestimated the total closures expected in fiscal year 2023.

Additionally, the Company does not believe that this reduction in guidance is an indication of a trend or uncertainty that is reasonably likely to have a material impact in fiscal year 2023. In fact, restaurant closures have been trending down, with 178 closures in 2020, 96 closures in 2021 and 39 closures in 2022.

Discussion of the Refranchising of 69 Applebee’s Company-Operated Restaurants in October 2022

From time to time, the Company may reacquire restaurants from franchisees that it subsequently refranchises. These restaurants may or may not be operated by the Company on a temporary basis until refranchised. As noted by the Staff, on October 2022, the Company sold 69 Applebee’s restaurants in North Carolina and South Carolina to an Applebee’s franchisee. The refranchising of these restaurants did not materially impact the Company’s results of operations or financial condition during the first six months of 2023. Although the Company reduced company owned restaurants revenues from these restaurants due to being refranchised, the Company is also no longer incurring the operating expense of these restaurants and increased its royalty revenues. As disclosed in the Company’s 2Q 10-Q, these operating expenses include food, beverage, labor, benefits, utilities, rent, depreciation and other operating costs.1

The Company included explanations of how the refranchising impacted its revenues in its 2Q 10-Q. On page 32 of the 2Q 10-Q, the Company states:

Total revenue for the three and six months ended June 30, 2023 decreased compared with the same periods of the prior year, primarily due to the decrease in company restaurant operations as a result of refranchising of Applebee’s company-operated restaurants, partially offset by increases in Applebee’s and IHOP franchise operations revenue and the inclusion of Fuzzy’s franchise operations revenue.

The Company also included a description of revenues received from franchised restaurants in the 2Q 10-Q and an explanation of revenues from company-operated restaurants.2 Taken as a whole, the Company believes that investors were provided with an adequate explanation of how the refranchising of 69 restaurants impacted Applebee’s franchise fee revenue and expenses.

Discussion of the Net Decrease of 17 in Applebee’s Locations During the First Six Months of 2023

The reduction of 17 Applebee’s restaurants during the first six months of 2023 did not have a material impact on franchise fee revenue and income from operations during this period. To the extent that a reduction in total restaurants has a material impact on franchise fee revenue and income from operations in future periods, the Company will make appropriate disclosures.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings. If you have any questions related to this letter, please contact the undersigned at (818) 637-3102 or Christine Son, the Company’s General Counsel at (818) 637-4717.

Sincerely,

/s/ Vane Chang

Vance Chang
Chief Financial Officer

[1]	See Note 12, Segments, at page 22.
[2]	See Note 4, Revenue, at pages 8-10.

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